Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (formerly known as Westport Innovations Inc.; “Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2016 provides an update to our annual MD&A dated March 29, 2016 for the fiscal year ended December 31, 2015. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2015 and our unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016. Our interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of November 9, 2016.

On June 1, 2016, the Company completed the merger between Westport Innovations Inc. ("Westport") and Fuel Systems Solutions, Inc. ("Fuel Systems"). The merged company was renamed Westport Fuel Systems Inc. and will continue to trade under the WPRT ticker symbol on the Nasdaq Exchange. Effective November 10, 2016, the ticker symbol on the Toronto Stock Exchange will change from WPT to WPRT.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, merger with Fuel Systems, Cartesian financing, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

Management's Discussion and Analysis

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems engineers, manufactures and supplies the world’s most advanced alternative fuel systems and components. Specializing in natural gas based systems, our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world’s largest and fastest growing markets.

Our components and systems control the pressure and flow of gaseous alternative fuels, such as natural gas and propane, used in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We supply our products and systems to the marketplace through a global network of distributors and dealers in more than 70 countries and through numerous Original Equipment Manufacturers ("OEMs"). Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks minimizing the considerable investment typically associated with these assets. We target commercialization of our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $900 million towards the research, development and commercialization of our proprietary technologies and related products. Our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation of our differentiated technology offerings and competitive advantage. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a cost competitive alternative fuel.

The end markets for our Automotive business continue to be challenging as a result of low oil prices, specifically in Argentina, Italy and the US. Overall we have seen some market consolidations among suppliers, and we have added market share in some markets as weaker players exit the industry. However, the market share gains have not been enough to offset the weaker end market and we continue to report operating losses.

Cartesian Financing

On January 11, 2016, the Company announced that it had entered into a financing agreement with Cartesian Capital Group ("Cartesian") for up to $71.3 million in financing to support global growth initiatives, subsequently amended on March 7, 2016 (the "Investment Agreement"). To date, the Company has received $41.3 million from Cartesian, as follows:

(i) The Investment Agreement immediately provided $17.5 million. (Note 14 "Long-term royalty payable" of our interim condensed consolidated financial statements).

(ii) On April 20, 2016, the Company sold a portion of its economic interest in Weichai Westport Inc. ("WWI") to Cartesian for an upfront payment of $6.3 million plus a potential future payment based on Cartesian’s return on investment. (Note 6(a) "Weichai Westport Inc." of our interim condensed consolidated financial statements).

(iii) On June 1, 2016, the Company received $17.5 million in cash from affiliates of Cartesian, in accordance with the Investment Agreement, with the issuance of convertible debt in exchange for 9.0% convertible unsecured notes due June 1, 2021 which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. (Note 13(a) "Long-term debt" of our interim condensed consolidated financial statements).

Cartesian has the option to further invest up to $20 million to support two or more product development ventures as may be agreed upon between the parties.

Management's Discussion and Analysis

Merger With Fuel Systems Solutions, Inc.

On June 1, 2016, the Company completed the merger between Westport and Fuel Systems (Nasdaq:FSYS). Shareholders of both companies approved the merger at separate special meetings of shareholders. Fuel Systems shareholders received 2.4755 Westport common shares for each share of Fuel Systems common stock owned. Fuel Systems shares are no longer listed on the Nasdaq Exchange or any other securities exchange.

The newly combined company brings together a complementary mix of products, technology and research and development; strong customer relationships; and talented employees, becoming an even stronger, more innovative, global leader in the alternative fuel, engines and vehicle sector. This business combination resulted in a bargain purchase gain as the fair value of the net assets acquired exceeded the total of the fair value of consideration paid by $42.9 million. See Note 3 of the interim condensed consolidated financial statements for additional details.

We are not providing revenue or earnings guidance at this time. We don’t expect to meet our target of adjusted EBITDA positive in 2016.

Merger Integration

The process of the merger integration is underway, and significant achievements have been made to integrate the two businesses. Items to highlight are as follows:

•
The executive team is in place with Nancy Gougarty, CEO, Ashoka Achuthan, CFO, Andrea Alghisi, COO of the Automotive and Industrial divisions, Thom Rippon, CTO and EVP, Innovation Group and Jack Keaton, EVP, Innovation Group. The former CEO of Fuel Systems remains on the Board of Directors of the Company.

•
Facility integration and closures commenced in the quarter ended September 30, 2016 and will continue as management assesses the various business lines and manufacturing facilities. During the quarter, facilities in Argentina, China, the US (New York, Plymouth and Union City) and Vancouver, Canada were either closed, sold, merged or in the case of Vancouver, a decision was made not to relocate into new office space. An $11.0 million restructuring charge for these facility closures was recorded. The annual savings and costs avoided as a result of closed or vacant facilities is approximately $4.3 million annually (Note 12 "Restructuring" of our interim condensed consolidated financial statements).

•
The closure of the New York office and the move from two public companies to one public company was completed by September 30, 2016. This will result in savings in Board of Director fees, audit fees, insurance fees, listing fees, and personnel expenses. The annual savings are approximately $4.4 million per year, excluding $0.5 million of rent, which is captured above.

•	The US Automotive division of Fuel Systems was merged into Westport Fuel Systems Dallas during the quarter ended September 30, 2016.

•	Reductions in force in the Corporate and Technology group in Vancouver will have annual savings of $2.5 million. A $4.4 million restructuring charge resulted from this reduction in force.

•
Our post merger integration task force continues to review the business and operations to determine other synergies and efficiencies. Additionally, this task force is capturing and consolidating restructuring actions of Westport and Fuel Systems that were underway at the time of the merger. Approximately $16 million in annual savings have been achieved to date. Total annual savings and merger synergies of $30 million are on track and expected to be achieved by 2018.

•	Inventory and accounts receivable have been reduced by $9.2 million from Q2 2016 to Q3 2016. Working capital management of the combined company will continue to be a top priority of the Company.

We will continue to update these items as we realize the benefits of the merger. Despite progress in rationalizing our cost structure, our combined business continues to contract and we continue to sustain operating losses. Portfolio and operational actions are ongoing in order to enable our operating segments to support the development costs of HPDI until 2018 when the revenue stream for HPDI is expected to commence {see Non-GAAP measures in the Summary of Quarterly Results section for definition on EBITDA}.

Asset Sales

During the quarter ended September 30, 2016, the Company sold two significant assets:

Management's Discussion and Analysis

(i) On July 29, 2016, the Company sold its test cell and other assets in Plymouth, Michigan for $12.2 million. A gain of $1.4 million was recorded on the sale.

(ii) On August 20, 2016, The Company sold a portion of WWI to Weichai Power Co., Ltd and Weichai Holding Group Co., Ltd for $7.4 million. In addition, the Company received a dividend of $3.2 million from WWI net of withholding taxes (Note 6(a) "Weichai Westport Inc." of our interim condensed consolidated financial statements). The WWI joint venture remains well positioned to support China's transportation market and the Company continues to advance development of its High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") products with WWI, with commercial launch in China planned for late 2017. In addition, Westport Fuel Systems has signed a framework agreement with WWI for the supply of alternative fuel system components. China remains an important market for the Company and we are dedicated to supporting our OEM customers.

Further asset sales are expected as we continue to integrate Fuel Systems and align the two businesses.

Debt Maturities

In 2017, the Company has $58.3 million of debt coming due, with significant maturities as follows:

•	The first tranche is a Euro denominated 10.0 million loan ($US 11.2 million) in Italy. Discussions are underway with the principle bank to renew this loan.

•
The second significant tranche is a Canadian dollar denominated 55.0 million subordinated debenture notes ($US 41.2 million) which is redeemable by the holder in September 2017. This debt is unsecured and the holders have the option to renew this loan six times for six month periods.

The Company has engaged advisors to address debt financing alternatives, including the extension or refinancing of debt coming due in 2017.

High Pressure Direct Injection

We continue to reach important milestones with our HPDI project.

•	The Westport HPDI 2.0 program remains on schedule and on budget for commercial release of components to its launch original equipment manufacturer (“OEM”) partner in 2017.

•	During the quarter ended September 30, 2016, the Company invoiced its launch partner $2.0 million as a result of achieving a key milestone.

•	The program has been successfully meeting milestones and performance gates. The Company continues to have discussions with multiple OEMs interested in pursuing Westport HPDI technology.

Management's Discussion and Analysis

Operating Segments

As a result of the merger with Fuel Systems, we analyzed our operating segments and the principal focus of the operating business units are summarized below:

Automotive Business Segment (previously branded as Westport Operations)
Automotive consists of the Company’s passenger and commercial transportation products including both OEM and aftermarket. The business unit designs, manufactures and sells compressed natural gas ("CNG"), liquefied natural gas ("LNG"), and liquefied petroleum gas ("LPG") components and systems to global OEMs on five continents and a distribution network serving 70 countries, including the world's largest and fastest-growing markets.

Industrial Business Segment
Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (“APU”) products as well as engines for use in forklifts and other industrial equipment. The business unit is also supplying a series of advanced technology alternative fuel systems in the United States and key markets in Asia and Europe. This is a new segment as a result of the merger with Fuel Systems.

Corporate and Technology Investments Segment
The Corporate and Technology Investments invests in new research and development programs with OEMs. Once a product is commercialized, the associated revenue will be recognized under Automotive or Industrial. The corporate oversight and general administrative duties function for the company is grouped under this unit.

Cummins Westport Inc. Joint Venture
Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring capital investments. CWI also utilizes Cummins' supply chain, back office systems, and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc. Joint Venture
As noted above, in April 2016 the Company sold a portion of its economic interest in WWI. Effective from that date, the Company no longer has significant influence in the joint venture and no longer equity accounts for this investment, the Company does not consider WWI a business segment.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three and nine months ended September 30, 2016, and September 30, 2015. The 2016 results include four month's results from Fuel Systems as a result of the merger. We continue to present Fuel Systems revenue and other operating results in our MD&A, but as a consequence of the continued merger integration, this will be discontinued in future presentations.

Selected Consolidated Statements of Operations Data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue - Westport	$24.1	$22.3	$71.7	$78.2
Revenue - Fuel Systems	52.0	N/A	72.8	N/A
Total revenue	$76.1	$22.3	$144.5	$78.2
Gross margin (1)	$13.3	$0.8	$29.7	$15.0
GM %	17.5%	3.6%	20.6%	19.2%
Net loss (2)	$(33.3)	$(37.4)	$(52.8)	$(75.1)
Net loss per share - basic and diluted	$(0.30)	$(0.58)	$(0.62)	$(1.17)
Weighted average basic and diluted shares outstanding	109,863,371	64,184,991	84,646,545	64,052,696

(1)
Gross margin is calculated as revenue less cost of product revenue. The Company has modified current and prior quarters' gross margin to include manufacturing depreciation in cost of sales, which is the presentation historically adopted by Fuel Systems, that the Company has elected to adopt for the entire group.

(2) Included in the nine months ended September 30, 2016 is a bargain purchase gain of $42.9 million related to the acquisition of Fuel Systems.

The following table sets forth a summary of our financial position as at September 30, 2016 and December 31, 2015:

Selected Balance Sheet Data

	September 30, 2016	December 31, 2015
(expressed in millions of United States dollars)
Cash and short-term investments	$58.7	$27.8
Total assets	358.4	209.7
Long-term debt, including current portion	79.4	62.4
Long-term royalty payable, including current portion	20.5	—
Total liabilities	234.3	142.1

The September 30, 2016 figures above include the acquired assets and liabilities of Fuel Systems. The June 1, 2016 acquired values of cash and cash equivalents were $45.3 million.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION (continued):

The following table sets forth a summary of the financial results of Cummins Westport Inc. ("CWI") for the three and nine months ended September 30, 2016, and September 30, 2015:

Selected CWI Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
(expressed in millions of United States dollars)
Total revenue	$67.5	$82.4	$206.0	$248.5
Gross margin	22.5	25.7	64.2	76.9
GM %	33.3%	31.1%	31.2%	30.9%
Net income before income taxes	8.0	12.3	16.7	38.6
Net income attributable to the Company	2.6	3.5	5.8	12.8

Management's Discussion and Analysis

RESULTS FROM OPERATIONS

The following tables summarize results by segment for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015.

Items Affecting Comparability of Results

The three and nine months ended September 30, 2016 includes three and four months of Fuel Systems results, respectively, and this is reported in the "Automotive - Fuel Systems" and "Industrial" segments in the tables below. In addition, WWI results are only included in total segment revenue for the three months ended March 31, 2016, as WWI is no longer considered an operating segment after this date.

The 2015 periods do not include any Fuel Systems results. However, where meaningful and comparable, information for Fuel Systems for the prior year quarter has been provided for comparison purposes. This information is as reported from Fuel Systems' 10-Q for their quarter ended September 30, 2015.

Revenue

Total consolidated revenues for the three months ended September 30, 2016 and September 30, 2015 increased by $53.8 million or 241% from $22.3 million in 2015 to $76.1 million in 2016, primarily as as result of the merger with Fuel Systems.

Total consolidated revenues for the nine months ended September 30, 2016 and September 30, 2015 increased by $66.3 million or 85% from $78.2 million in 2015 to $144.5 million in 2016.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2016	2015	$	%	2016	2015	$	%
Automotive - Westport	$21.6	$21.5	$0.1	—%	$67.5	$73.6	$(6.1)	(8)%
Automotive - Fuel Systems	29.3	N/A	29.3	N/A	41.9	N/A	41.9	N/A
Total Automotive	50.9	21.5	29.4	137%	109.4	73.6	35.8	49%
Industrial	22.7	N/A	22.7	N/A	30.9	N/A	30.9	N/A
Corporate and Technology Investments	2.5	0.8	1.7	213%	4.2	4.6	(0.4)	(9)%
CWI	67.5	82.4	(14.9)	(18)%	206.0	248.5	(42.5)	(17)%
WWI	—	33.6	(33.6)	(100)%	29.9	131.4	(101.5)	(77)%
Total segment revenues	$143.6	$138.3	$5.3	4%	$380.4	$458.1	$(77.7)	(17)%
Less: equity investees' revenues	67.5	116.0	(48.5)	(42)%	235.9	379.9	(144.0)	(38)%
Total consolidated revenues	$76.1	$22.3	$53.8	241%	$144.5	$78.2	$66.3	85%

Automotive revenue for the three months ended September 30, 2016 was $50.9 million compared to $21.5 million for the prior year quarter. Automotive revenue in the Westport business was consistent with the prior year. Fuel Systems' Automotive revenue decreased by $11.8 million, or 29% from the prior year. The low oil price is having an impact on end markets and has resulted in lower sales in Argentina, US and Europe in both the aftermarket and delayed OEM businesses. Argentina is also being impacted by the weaker peso.

For the nine months ended September 30, 2016, revenue was $109.4 million compared to $73.6 million in the prior year period. The decline in the Automotive revenue in the Westport business resulted from weaker sales in the European and North American markets in the first six months of 2016. Total Automotive revenue for the nine months ended September 30, 2016 includes sales from Fuel Systems' business for the four month period since the June 1, 2016 acquisition.

Management's Discussion and Analysis

Industrial revenue of $22.7 million and $30.9 million for the three and nine months ended September 30, 2016 resulted from sales from the Fuel Systems' business for the period since acquisition. This compares to $24.4 million for the three months ended September 30, 2015.

Corporate and Technology Investments revenue for the three months ended September 30, 2016 increased by $1.7 million and for the nine months ended September 30, 2016 decreased by $0.4 million as compared to the prior period. During the three months ended September 30, 2016, a significant milestone was completed with the Company's HPDI launch customer, resulting in $2.0 million of revenue for the quarter.

CWI revenue for the three months ended September 30, 2016 decreased by $14.9 million, or 18% from $82.4 million to $67.5 million. CWI product revenue for the three months ended September 30, 2016 decreased by $16.1 million, or 24.6%, to $49.4 million on sales of 1,643 units compared to $65.5 million and 2,343 units for three months ended September 30, 2015 , which was primarily attributed to weak market demand caused by sustained lower oil prices causing a low fuel price difference. CWI parts revenue for the three months ended September 30, 2016 was $18.0 million compared to $16.9 million for the three months ended September 30, 2015, remaining relatively consistent between the two periods.

For the nine months ended September 30, 2016 , revenue decreased $42.5 million, or 17% from $248.5 million to $206.0 million. CWI product revenue for the nine months ended September 30, 2016 decreased by $54.5 million, or 26.4%, to $152.3 million on sales of 5,351 units compared to $206.8 million and 7,568 units for nine months ended September 30, 2015, which was primarily attributed to the sustained low price of oil causing a low fuel price difference. CWI parts revenue for the nine months ended September 30, 2016 was $53.7 million compared to $41.7 million for the nine months ended September 30, 2015, which was primarily attributed to the increase of the natural gas engine population in service.

Management's Discussion and Analysis

Gross Margin for the three months ended September 30, 2016
Total consolidated gross margin for the three months ended September 30, 2016 increased by $12.5 million from $0.8 million in 2015 to $13.3 million for the comparative period in 2016.

The following table presents gross margin by segment for the three months ended September 30, 2016 compared to the three months ended September 30, 2015:

(expressed in millions of U.S. dollars)

	Three months ended September 30,	% of	Three months ended September 30,	% of	Change
	2016	Revenue	2015	Revenue	$	%
Automotive - Westport	$1.2	5.6%	0.0	—%	$1.2	100.0%
Automotive - Fuel Systems	4.8	16.4%	N/A	N/A	4.8	N/A
Total Automotive	6.0	11.8%	0.0	—%	6.0	100.0%
Industrial	5.6	24.7%	N/A	N.A	5.6	N/A
Corporate and Technology Investments	1.7	68.0%	0.8	100.0%	0.8	100.0%
CWI	22.6	33.5%	25.7	31.2%	(3.1)	(12.1)%
WWI	—	—%	3.6	10.8%	(3.6)	(100.0)%
Total segment gross margin	$35.9	25.0%	$30.1	22.1%	$5.8	19.3%
Less: equity investees' gross margin	22.6	33.5%	29.3	25.2%	(6.7)	(22.9)%
Total consolidated gross margin	$13.3	17.5%	$0.8	5.8%	$12.5	1,562.5%

Automotive gross margin increased by $6.0 million to $6.0 million, or 11.8% of revenue, for the three months ended September 30, 2016 compared to $0.0 million, or 0.0% of revenue for the three months ended September 30, 2015. The increase in gross margin and the gross margin percentage for Westport's automotive business is due to a $1.6 million decrease in inventory obsolescence charges compared to the prior year quarter. Fuel Systems' Automotive gross margin includes $1.0 million for amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, the gross margin and gross margin percentage would have been $5.8 million and 19.8%, respectively. Fuel Systems' Automotive gross margin and gross margin percentage for the three months ended September 2015, as reported by Fuel Systems, was $8.3 million and 20.3%. The decrease in the Fuel Systems' gross margin is due to lower sales in Argentina, North America and Europe, and the weaker currency in Argentina. The Fuel Systems' gross margin percentage remained consistent with the prior year as a result of the cost focus.

Industrial gross margin includes $0.9 million for amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, the gross margin and gross margin percentage would have been $6.5 million and 28.6%, respectively. Industrial gross margin and gross margin percentage for the three months ended September 30, 2015, as reported by Fuel Systems, was $6.8 million and 27.8%.

CWI gross margin decreased by $3.1 million to $22.6 million, or 33.5% of revenue from $25.7 million or 31.2% of revenue in the prior year quarter. The decrease in gross margin primarily relates to the decrease in the number of engines sold. The increase in gross margin % is driven by a favorable parts revenue mix compared to the prior year period.

Management's Discussion and Analysis

Gross Margin for the nine months ended September 30, 2016
Total consolidated gross margin for the nine months ended September 30, 2016 increased by $14.7 million or 98.0% from $15.0 million in 2015 to $29.7 million for the comparative period in 2016.

The following table presents gross margin by segment for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015:

(expressed in millions of U.S. dollars)

	Nine months ended September 30,	% of	Nine months ended September 30,	% of	Change
	2016	Revenue	2015	Revenue	$	%
Automotive - Westport	$10.9	16.1%	$10.4	14.1%	$0.5	4.8%
Automotive - Fuel Systems	7.7	18.4%	N/A	N/A	7.7	N/A
Total Automotive	18.6	17.0%	10.4	14.1%	8.2	78.8%
Industrial	7.7	24.9%	N/A	N/A	7.7	N/A
Corporate and Technology Investments	3.4	81.0%	4.6	100.0%	(1.2)	(26.1)%
CWI	64.2	31.2%	76.9	30.9%	(12.7)	(16.5)%
WWI	3.0	10.0%	15.1	11.5%	(12.1)	(80.1)%
Total segment gross margin	96.9	25.5%	107.0	23.4%	(10.1)	(9.4)%
Less: equity investees' gross margin	67.2	39.9%	92.0	24.2%	(24.8)	(27.0)%
Total consolidated gross margin	$29.7	20.6%	$15.0	19.2%	$14.7	98.0%

Automotive gross margin increased by $8.2 million to $18.6 million, or 17.0% of revenue, for the nine months ended September 30, 2016 compared to $10.4 million, or 14.1% of revenue for the prior year period. This increase is primarily related to the additional margin accruing to the Company as a result of the merger, and for Westport's Automotive business, in particular, resulted from lower year to date obsolescence charges. Fuel Systems' Automotive gross margin includes $1.4 million for amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, the gross margin and gross margin percentage would have been $9.1 million and 21.7%, respectively. Fuel Systems' Automotive gross margin includes the four month period since the acquisition.

Industrial gross margin includes $1.2 million for amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, the gross margin and gross margin percentage would have been $8.9 million and 28.8%, respectively. Industrial gross margin for the nine months includes the four month period of Fuel Systems since the acquisition.

CWI gross margin decreased $12.7 million to $64.2 million from $76.9 million as a result of a 29% decrease in engines sold during the period. The gross margin percentage remained consistent with the prior year, primarily as a result of the product mix change offsetting the decline in overall CWI revenue.

Management's Discussion and Analysis

Research and Development Expenses
The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015:

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2016	2015	$	%	2016	2015	$	%
Automotive - Westport	$2.1	$3.6	$(1.5)	(42)%	$7.3	$10.0	$(2.7)	(27)%
Automotive - Fuel Systems	2.4	N/A	2.4	N/A	3.9	N/A	3.9	N/A
Total Automotive	4.5	3.6	0.9	25%	11.2	10.0	1.2	12%
Industrial	1.9	N/A	1.9	N/A	2.4	N/A	2.4	N/A
Corporate and Technology Investments	9.4	9.1	0.3	3%	29.3	28.9	0.4	1%
Total research and development	$15.8	$12.7	$3.1	24%	$42.9	$38.9	$4.0	10%

Automotive R&D expenses for the three and nine months ended September 30, 2016 increased by $0.9 million and $1.2 million, respectively, primarily due to the R&D costs associated with Fuel Systems, offset by lower R&D costs of Westport. The Westport Automotive R&D expenses for the three months ended September 30, 2016 decreased as a result of closing the Australia research facility in June 2016 and other reductions as programs were reduced. Fuel Systems' R&D expenses of $2.4 million for the three months ended September 30, 2016 decreased from $2.8 million for the three months ended September 30, 2015 as previously reported by Fuel Systems and adjusted for depreciation expense. The decrease relates to the reduction in force associated with the US Automotive business. For the nine months ended September 30, 2016, Westport Automotive R&D expenses benefited from a reduction in program expenses, decreased headcount and a weaker Canadian dollar.

Industrial R&D expenses of $1.9 million for the three months ended September 30, 2016 is consistent with the $1.9 million for the three months ended September 30, 2015 as previously reported by Fuel Systems. The nine months ended September 30, 2016 includes four months of expenses of Fuel Systems since the acquisition.

Corporate and Technology Investments R&D expenses for the three and nine months ended September 30, 2016 were consistent with the prior year periods as the Company's HPDI investment prepares for 2017 commercial production.

Management's Discussion and Analysis

Selling, General and Administrative Expenses
The following table presents details of Selling, General and Administrative (“SG&A”) expense by segment, excluding equity investees, for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015:

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2016	2015	$	%	2016	2015	$	%
Automotive - Westport	$3.4	$4.0	$(0.6)	(15)%	$13.0	$14.5	$(1.5)	(10)%
Automotive - Fuel Systems	3.9	N/A	3.9	N/A	6.3	N/A	6.3	N/A
Total Automotive	7.3	4.0	3.3	83%	19.3	14.5	4.8	33%
Industrial	2.5	N/A	2.5	N/A	3.3	N/A	3.3	N/A
Corporate and Technology Investments	9.5	10.0	(0.5)	(5)%	29.3	25.3	4.0	16%
Total selling, general and administrative	$19.3	$14.0	$5.3	38%	$51.9	$39.8	$12.1	30%

Automotive SG&A expense for the three and nine months ended September 30, 2016 increased by $3.3 million and $4.8 million, respectively, primarily due to increased SG&A expense from Fuel Systems, partially offset by lower SG&A expense of Westport. Westport Automotive's SG&A decreased during the three month period primarily due to a reduction in force. Fuel Systems' SG&A expenses of $3.9 million for the three months ended September 30, 2016 compares to $7.4 million for the three months ended September 30, 2015 as previously reported by Fuel Systems. The decrease relates to lower headcount as a result of restructuring of the US Automotive and Argentina businesses and one time charges in the comparative period.

Industrial SG&A expenses of $2.5 million for the three months ended September 30, 2016 decreased from $3.0 million for the three months ended September 30, 2015 as previously reported by Fuel Systems. The nine months ended September 30, 2016 includes four months of expenses of Fuel Systems since the acquisition.

Corporate and Technology Investments SG&A expenses decreased by $0.5 million for the three months and increased by $4.0 million for the nine months to September 30, 2016 compared to the prior periods. The decrease for the three month period resulted from the reduction in force, offset by additional costs of $0.5 million from Fuel Systems. As previously noted, the Fuel Systems' New York office was closed at the end of the quarter and as a result, we expect that our corporate SG&A expenses will decrease in future quarters. For the nine month period, the increase is due to merger costs associated with the acquisition of Fuel Systems, costs associated with the Cartesian Financing and corporate administrative costs at Fuel Systems of $1.1 million for the one month period since the merger. The merger related and Cartesian Financing costs were $0.0 million and $6.5 million for the three and nine month periods ended September 30, 2016, respectively.

Management's Discussion and Analysis

Restructuring charges of $17.5 million reflect charges related to exiting facilities and reductions in force. The lease obligations extend over 10 years and relate to facilities in Canada and the US. The cash flows associated with these lease obligations have been discounted at 15%.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2016, we recognized a net foreign exchange gain of $7.1 million and $1.7 million, respectively, compared to a $8.0 million and $12.0 million gain in the comparative periods.

Depreciation and amortization for the three and nine months ended September 30, 2016 was $5.2 million and $12.0 million compared with $3.3 million and $10.4 million for the three and nine months ended September 30, 2015. The increase for the three and nine months relates to the merger with Fuel Systems, offset by lower depreciation on assets sold and fully depreciated assets. The three and nine month periods include $2.5 million and $3.3 million of depreciation, respectively, associated with the Fuel Systems property, plant and equipment acquired.

Gain on sale of investment and assets for the three months ended September 30, 2016 relates to a $2.7 million gain on sale of a portion of our economic interest in WWI, as previously discussed, and a $1.4 million gain on the sale of the Company's Michigan, US assets.

Income from investments accounted for by the equity method primarily relates to our 50% interest in CWI and our decrease in equity income over nine months results primarily from lower earnings from CWI in the current period compared to the prior period.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
CWI - 50% interest	$2.6	$3.5	$5.8	$12.8
WWI	—	0.1	0.2	0.6
Income from investment accounted for by the equity method	$2.6	$3.6	$6.0	$13.4

Interest on long-term debt, royalty payable and amortization of discount expense primarily relates to our interest expense on Canadian dollar and Euro denominated debentures.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Canadian debentures - 9% per annum	$0.9	$0.9	$2.8	$2.9
Senior financing facilities	0.2	0.3	0.4	0.8
Convertible note - 9% per annum	0.4	—	0.5	—
Amortization of discount - debt and other obligations	$1.3	$0.2	$3.9	$0.7
Total interest on long-term debt	$2.8	$1.4	$7.6	$4.4

Interest on long-term debt and royalty payable for the three and nine months ended September 30, 2016 was $2.8 million and $7.6 million, respectively, compared to interest on long-term debt expense of $1.4 million and $4.4 million, respectively for the three and nine months ended September 30, 2015. Interest expense increased for the nine months ended due to additional interest accrued on the long-term royalty payable.

Management's Discussion and Analysis

Bargain purchase gain of $42.9 million resulted from the merger with Fuel Systems. The Company believes it was able to acquire the assets of Fuel Systems for less than their fair value due to the weakness in the alternative fuel sector.

Income tax expense for the three and nine months ended September 30, 2016 was $1.1 million and $1.5 million, respectively, compared to an income tax expense of $0.2 million and $1.3 million for the three and nine months ended September 30, 2015, respectively. The Company incurs tax expense in certain profitable jurisdictions and does not record a tax benefit for losses incurred in other jurisdictions. To the extent that the Company earns income in the future, these tax losses will be available to offset any potential tax expense.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at September 30, 2016, our cash, cash equivalents and short-term investment position was $58.7 million, an increase of $30.9 million from $27.8 million at December 31, 2015. This increase is primarily a result of the merger with Fuel Systems which had $45.3 million of cash and cash equivalents on the acquisition date. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses since inception and as at September 30, 2016 has an accumulated deficit of $916.2 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of September 30, 2016, combined with cost cutting measures in place and its ability to find new sources of financing or raise cash through the sale of assets subsequent to the balance sheet date, provide sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. See also "Cartesian Financing" and "Asset Sales" in the general developments section of this MD&A for cash raised during the year.
Our plan is to use our current cash, cash equivalents and short-term investments, and our share of CWI dividends (typically declared and paid quarterly) to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Cash Flow from Operating Activities
For the three months ended September 30, 2016, our net cash flow used in operating activities was $27.2 million, an increase of $12.1 million from the net cash flow used in operating activities in the three months ended September 30, 2015. The increase is primarily related to merger, merger integration and restructuring costs.
Cash Flow from Investing Activities
For the three months ended September 30, 2016, our net cash flow received from investing activities was $16.0 million, an increase of $15.9 million from net cash flows from investing activities for the three months ended September 30, 2015
Our net cash generated from investing activities consisted primarily of proceeds from the sale of the Plymouth location, dividends from joint ventures and investments, offset by purchases of property, plant and equipment property (“PP&E”). Cash received from the sale of Plymouth totaled $11.5 million, while total dividends received during the period were $4.7 million. PP&E additions, primarily related to HPDI production, totaled $3.1 million.
Cash Flow from Financing Activities
For the three months ended September 30, 2016, our net cash flow used in financing activities was $2.4 million, a decrease of $0.1 million from the net cash flows used in financing activities for the three months ended September 30, 2015. The use of cash was primarily to pay down debt obligations.

Westport Fuel Systems' capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forgo new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization

Management's Discussion and Analysis

of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$83.9	$83.9	$83.9	$—	$—	$—
Unsecured subordinated debentures (a)	41.2	44.8	44.8	—	—	—
Senior financing (b)	4.0	4.1	2.3	0.7	0.7	0.4
Senior revolving financing (c)	11.2	11.5	11.5	—	—	—
Long-term royalty payable (d)	20.5	46.0	1.5	9.6	16.8	18.1
Other bank financing	4.9	5.1	3.4	0.1	0.1	1.5
Capital lease obligations (e)	0.9	0.9	0.4	0.4	0.1	—
Operating lease commitments (e)	11.0	60.9	9.5	17.8	12.0	21.6
Royalty payments	—	4.1	0.1	4.0	—	—
Convertible Debt (f)	17.3	25.4	0.9	3.2	21.3	—
	$194.9	$286.7	$158.3	$35.8	$51.0	$41.6
 Contractual cash flows include both expected interest and principal repayments.

(a) The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

(b) Senior financing comprises the Emer S.p.A ("Emer") senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1% to 3.5%.

(c) The senior revolving financing facility relates to Emer and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

The principal repayment schedule of the senior financings are as follows as at September 30, 2016:

	Subordinated debenture notes (a)	Emer Senior Financing (b)	Prins Senior Financing (b)	Prins Senior Mortgage Loan (b)	Senior revolving financing (c)	Convertible Debt (f)	Total
Remainder of 2016	$—	$—	$0.2	$0.1	$—	$—	$0.3
2017	41.2	1.0	0.6	0.3	11.2	—	54.3
2018	—	—	—	0.3	—	—	0.3
2019	—	—	—	0.4	—	—	0.4
2020 and thereafter	—	—	—	1.0	—	17.3	18.3
	$41.2	$1.0	$0.8	$2.1	$11.2	$17.3	$73.6

(d) The long-term royalty payable relates to the first tranche financing between the Company and Cartesian. The contractual cash flows reflect the carrying value accreted to the expected redemption value using the approximate effective interest of 23%.

(e) Capital lease obligations relate primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.1% to 4.9%. Operating lease commitments represent our minimum lease payments under leases related primarily to our operating premises and office equipment.

(f) Convertible debt relates to the third tranche financing between the Company and Cartesian. Under the terms of the agreement, the investment is received in exchange for 9% convertible unsecured notes due June 1, 2021 which are convertible into common shares of Westport Fuel Systems in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share.

Management's Discussion and Analysis

SHARES OUTSTANDING

For the three months ended September 30, 2016 and September 30, 2015, the weighted average number of shares used in calculating the loss per share was 109,863,371 and 64,184,991, respectively. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	September 30, 2016	November 9, 2016
	Number	Number

Common Shares outstanding	109,971,371	110,011,670
Share Units
Outstanding (1)	7,321,296	7,278,490
Exercisable	981,846	2,044,688

(1) As at September 30, 2016, includes 2,089,600 (November 9, 2016 - 2,089,600) PSUs with payout levels ranging between 0% and 150% upon achieving the required performance criteria over the measurement period. None of these PSUs are currently known to be issuable based on the prior achievement of the required 150% conversion ratio as at the date hereof, however such awards have not yet become vested.

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. The Company's accounting policies are described in Note 2 of our fiscal year ended December 31, 2015 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the September 30, 2016 interim condensed consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our our fiscal year ended December 31, 2015 annual consolidated financial statements and our 2015 Annual Management and Discussion analysis.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in Note 2 - Accounting Changes, in the Notes to the interim condensed consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended September 30, 2016, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting, except for the following:

In accordance with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Fuel Systems. The Company completed its merger with Fuel Systems on June 1, 2016.

Fuel Systems' contribution to the Company's interim condensed consolidated financial statements for the quarter ended September 30, 2016 was approximately 68% of consolidated sales and 55% of total assets.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)

Three months ended	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16
(expressed in millions of United States dollars except for per share amounts)							(1)
Product revenue	$27.4	$27.0	$24.6	$21.3	$24.9	$23.5	$44.0	$73.5
Service and other revenue	—	1.0	3.2	1.0	0.2	0.5	0.4	2.6
Total revenue	27.4	28.0	27.8	22.3	25.1	24.0	44.4	76.1
Cost of product and parts revenue (2)	29.4	23.1	18.6	21.5	22.1	17.6	34.4	62.8
Gross margin	$(2.0)	$4.9	$9.2	$0.8	$3.0	$6.4	$10.0	$13.3
Gross margin percentage	(7.3)%	17.5%	33.1%	3.6%	12.0%	26.7%	22.5%	17.5%
Net loss for the period	$(64.8)	$(17.2)	$(20.5)	$(37.4)	$(23.3)	$(23.3)	$3.7	$(33.3)
EBITDA (3)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)	$(18.0)	$9.8	$(23.8)
Adjusted EBITDA (4)	$(23.0)	$(9.2)	$(7.7)	$(9.8)	$(12.3)	$(10.6)	$(10.3)	$(7.6)
Earnings (loss) per share
Basic	$(1.03)	$(0.30)	$(0.32)	$(0.58)	$(0.35)	$(0.36)	$0.05	$(0.30)
Diluted	$(1.03)	$(0.30)	$(0.32)	$(0.58)	$(0.35)	$(0.36)	$0.04	$(0.30)
Income from unconsolidated joint ventures:
CWI net income attributable to the Company	$7.6	$5.9	$3.4	$3.5	$4.3	$1.8	$1.5	$2.6
WWI net income attributable to the Company	$3.6	$0.3	$0.1	$0.1	$0.5	$0.2	$—	$—

(1) Includes the one month period of results from the merger with Fuel Systems and a bargain purchase gain of $42.9 million.

(2) The Company has modified current and prior quarters' gross margin to include manufacturing depreciation in cost of sales, which is the presentation historically adopted by Fuel Systems that the Company has elected to adopt for the entire group.

(3) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(4) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.

Management's Discussion and Analysis

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as loss before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16
Income (Loss) before income taxes	$(65.1)	$(16.7)	$(19.9)	$(37.2)	$(23.9)	$(23.4)	$4.2	$(32.1)
Interest Expense, net (1)	2.5	1.4	1.6	1.4	1.3	2.3	2.7	3.1
Depreciation and Amortization	5.1	3.6	3.5	3.3	3.3	3.1	3.7	5.2
EBITDA	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)	$(18.0)	$10.6	$(23.8)

(1) Interest expense, net is defined as the aggregate of bank charges, interest, and other, interest on long term-debt and amortization of discount.

EBITDA decreased $37 million from $10.6 million for the three months ended June 30, 2016 to a loss of $26.4 million in the three months ended September 30, 2016. The change is primarily a result of the restructuring charges of $17.5 million and gain on sale of investments of $3.9 million in the three months ended September 30, 2016 compared to a bargain purchase gain of $42.9 million associated with the Fuel Systems merger, loss on sale of investments of $6.3 million and merger related costs of $5.4 million in the three months ended June 30, 2016.

Management's Discussion and Analysis

Non-GAAP Measures (continued):

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16	30-Sep-16
EBITDA	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)	$(18.0)	$10.6	$(23.8)
Stock based compensation	—	3.4	4.7	3.3	3.5	4.0	2.3	2.9
Unrealized foreign exchange (gain) loss	(0.9)	(2.9)	(1.2)	(8.0)	0.5	1.3	4.1	(7.1)
Goodwill impairment	18.5	—	—	18.7	—	—	—	—
Intangible impairment	5.5	—	—	—	—	—	—	—
Asset impairment	—	—	3.3	—	—	—	—	—
Inventory impairment from product line closure	—	—	—	5.5	—	—	—	4.3
Bargain purchase gain	—	—	—	—	—	—	(42.9)	—
Merger and financing costs	—	—	—	3.2	1.3	2.1	4.5	0.4
Amortization fair value inventory adjustment recorded on acquisition	—	—	—	—	—	—	0.7	1.9
(Gain) loss on sale of investments	5.2	—	—	—	—	—	6.3	(3.9)
Loss on disposal of assets	—	—	—	—	0.8	—	—	—
Loss on purchase commitment	4.1	—	—	—	—	—	—	—
Restructuring, termination and other exit costs	—	—	—	—	—	—	—	17.5
Other	2.1	2.0	0.3	—	1.0	—	4.1	0.2
Adjusted EBITDA	$(23.0)	$(9.2)	$(7.7)	$(9.8)	$(12.2)	$(10.6)	$(10.3)	$(7.6)

RELATED PARTY TRANSACTIONS

Related party balances and transactions have increased due to the Cartesian financing and acquisition of Fuel Systems. See Note 17 of the condensed consolidated interim financial statements as at September 30, 2016 for details of related party transactions.